File No. 82-34805

Nippon Mining Holdings, Inc.

2-10-1 Toranomon
Minato-ku, Tokyo Japan 105-0(
Phone: 81-3-5573-5123 Facsimile: 81-3-

05010779

August 24, 2005

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: **File No. 82-34805: Nippon Mining Holdings, Inc. Application Supplement for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Dear Madam/Sir:

We, Nippon Mining Holdings, Inc., are writing to submit all information required to be submitted subsequent to our application, dated July 30, 2004, for an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

We have enclosed herewith in Exhibits 1 to 4 of Annex A all information required to be submitted subsequent to our application for a Rule 12g3-2(b) exemption which was made public between June 14, 2005, the date of such application, and August 24, 2005, the date of this submission.

Please direct questions or requests for additional information in connection with this submission to Fumio Ito, 2-10-1 Toranomon, Minato-ku, Tokyo, 105-0001,Japan, telephone 81-3-5573-5123, facsimile 81-3-5573-5139.

Very truly yours,

Nippon Mining Holdings, Inc.

By: [signature]

Name: Fumio Ito
Title: Director

8/30

File No. 82-34805

ANNEX A

**LIST OF DOCUMENTS PUBLISHED,
FILED OR DISTRIBUTED SINCE
June 14, 2005**

JAPANESE LANGUAGE DOCUMENTS

1. Press release dated June 28, 2005 in connection with the issuance of stock acquisition rights as stock options (Attached as Exhibit 1)

2. Press release dated August 10, 2005 in connection with the revision of consolidated business forecast (Attached as Exhibit 2)

ENGLISH LANGUAGE DOCUMENTS

3. Nippon Mining & Metals to sell its shares in Hachinohe Smelting and Akita Zinc, dated July 20, 2005 (Attached as Exhibit 3)

4. Consolidated Financial Results for the 1st Quarter of the Fiscal Year ending March 31, 2006, dated August 10, 2005 (Attached as Exhibit 4)

File No.82-34805

Exhibit 1

June 28, 2005

Company Name:	Nippon Mining Holdings, Inc.
Representative:	Yasuyuki Shimizu, President and Representative Director
Stock Code	5016
Contact:	Nobuyuki Yamaki, Senior Officer (In charge of Investor and Public Relations, General Administration Group)
Telephone:	+81-3-5573-5123

Issuance of Stock Acquisition Rights as Stock Options

The Board of Directors of Nippon Mining Holdings, Inc. (hereafter "the Company") met today and, pursuant to the provisions of Paragraphs 20 and 21, Article 280 of the Commercial Code and the resolution by its 3rd Annual General Meeting of Shareholders held today, adopted a resolution that the Company would make revisions to the current compensation system for Directors and Officers of the Company and core subsidiaries of the Nippon Mining Holdings Group, including the abolishment of the current retirement benefits scheme that offered fixed compensations, and would adopt a new system whereby part of the amount equivalent of the retirement benefits would be replaced with the granting at no cost of stock acquisition rights as stock options linked to the Company's stock prices, and agreed on particulars of stock acquisition rights as set forth below. The issuance of the stock acquisition rights is aimed at further boosting the Directors' morale and motivation toward improved consolidated operating performance and higher stock price.

1. Name of the stock acquisition right

   Nippon Mining Holdings, Inc. Stock Acquisition Rights Issued in 2005 (Stock Acquisition Rights as Stock Options)

2. Type and number of shares subject to the stock acquisition rights

   362,000 ordinary shares of the Company's stock.

3. Total number of units of stock acquisition rights to be issued

   724 units.

   Total number of shares available per unit of stock acquisition right is 500.

4. Selling price of the stock acquisition rights and selling date

Stock acquisition rights shall be awarded at no cost. The selling date shall be July 1, 2005.

5. Amount payable on exercise of stock acquisition right

Exercise price of stock acquisition right is one yen per share. Amount payable on exercise of a unit of stock acquisition right is calculated by taking the number of shares available per unit of stock acquisition right and multiplying it by one yen.

6. Exercise period of the stock acquisition right

From July 2, 2005 to June 30, 2025.

7. Other conditions for the exercise of stock acquisition rights

(1) A holder of stock acquisition right is entitled to exercise such right within three years starting from the day (hereinafter referred to as "the first day of exercise period") immediately following the date of termination of his/her service as either Director, Senior Officer or Corporate Auditor of the Company, or Director, Executive Officer, or Corporate Auditor of Japan Energy Corporation, Nippon Mining & Metals Co., Ltd., Nikko Materials Co., Ltd., or Nikko Metal Manufacturing Co., Ltd., which are the Company's core subsidiaries, or of other subsidiaries designated by the Company's Board of Directors.

(2) Regardless of (1) above, in cases of i) and ii) below, the holder of stock acquisition right may exercise his/her stock acquisition right only during the period as stipulated respectively in i) and ii):

i) If, for any holder of stock acquisition right, the first day of the exercise period does not arrive by June 30, 2022, the holder of stock acquisition right concerned shall be entitled to exercise the right during the period between July 1, 2022 and June 30, 2025.

ii) Should any merger contract that defines the Company as the merged and extinct corporation be approved by the general meeting of shareholders, or should any exchange of stock or stock transfer contract that transforms the Company into a wholly-owned subsidiary be approved by the general meeting of shareholders, holder of stock acquisition right shall be entitled to exercise the right during the period of 15 days starting from the day immediately following the date when such approval was made.

(3) No partial exercise of a unit of stock acquisition right is allowed.

8. Retirement of the stock acquisition right

In the event a holder of stock acquisition right becomes unable to exercise all or part of his/her stock acquisition right, the Company may retire the stock acquisition right concerned at no cost.

9. Restriction on transfer of stock acquisition rights

Any transfer of stock acquisition rights shall require an approval of the Board of Directors.

10. Issuance of stock acquisition right certificates

Stock acquisition right certificates shall be issued only upon request by holders of stock acquisition rights

11. The amount per share to be incorporated into shareholders' equity in cases where the Company issues ordinary shares when stock acquisition right is exercised:

The amount to be incorporated into shareholders' equity shall be one yen per share.

12. Calculation of dividends on ordinary shares which are newly issued upon exercise of stock acquisition right:

The initial payment of year-end dividend or interim dividend on ordinary shares issued upon exercise of stock acquisition right shall be made by assuming relevant shares are issued on April 1 in case the relevant stock acquisition right is exercised between April 1 and September 30, and on October 1 in case the relevant stock acquisition right is exercised between October 1 and March 31 of the next year.

13. Persons eligible to receive stock acquisition rights

Stock acquisition rights shall be granted to a total of 53 people who are either Directors or Senior Officers of the Company, or Directors or Executive Officers of the Company's subsidiaries including Japan Energy Corporation, Nippon Mining & Metals Co., Ltd., Nikko Materials Co., Ltd., and Nikko Metal Manufacturing Co., Ltd.

File No.82-34805
Exhibit 2

August 10, 2005

Company Name: Nippon Mining Holdings, Inc.
Representative: Yasuyuki Shimizu, President and Representative Director
Code Number: 5016
Contact: General Administration Group (in charge of IR/PR)
Nobuyuki Yamaki, Senior Officer
Tel: +81-3-5573-5123

Revision of Consolidated Business Forecast

In consideration of the current business climate and our performance, Nippon Mining Holdings, INC. revises the business forecast announced on May 11, 2005.

Revised Business Forecast of Interim Consolidated Financial Results for the Fiscal Term Ending March 31, 2006 (Apr. 1, 2005 to Sep. 30, 2005)

(Unit: Millions of Yen)

	Sales	Income before Special Items	Net Income
Previous Forecast (A) (announced on May 10, 2005)	1, 212, 000	63, 000	36, 000
Current Revised Forecast (B)	1, 330, 000	77, 000	48, 000
Increase/decrease (B - A)	(O) 118, 000	(O) 14, 000	(O) 12, 000
Rate of change	9. 7%	22. 2%	33. 3%

<Reasons for Revision>

Sales increases are expected largely because of the rise in product prices reflecting present crude oil conditions in the petroleum segment.

Increases in Income before Special Items are also expected mainly due to the profit increases in the Petroleum segment and Resources & Non-ferrous metal segment, resulting from the rise in crude oil price and copper price.

Net income is expected to reach ¥48 billion with an increase of ¥12 billion, chiefly due to the increased income before special items.

<Income before Special Items Details in Each Segment
(Interim Consolidated Financial Results for the Fiscal Term Ending March 31, 2006)>

(Unit: Billions of Yen)

		Previous forecast	Revised forecast	Difference	Explanations for the difference	Fiscal 2004 1H
Petroleum	Sales	980.0	1,060.0	(○) 80.0	• Inventory profit • Margin decrease due to crude oil price hike	901.5
	Income before Special Items	36.0	40.0	(○) 4.0		26.5
Resources and non-ferrous metals	Sales	172.0	210.0	(○) 38.0	• Copper price hike • Copper sales increase • Equity in income of affiliates	189.0
	Income before Special Items	20.0	29.5	(○) 9.5		19.5
Electronic materials	Sales	49.0	47.0	(×) 2.0	• Inventory profit • Cost improvements • Copper foil sales decrease	46.7
	Income before Special Items	2.5	3.5	(○) 1.0		6.4
Metal fabrication	Sales	29.0	26.0	(×) 3.0	Sales decrease in rolled copper foil and electron gun parts materials	28.6
	Income before Special Items	3.5	3.0	(×) 0.5		5.4
Other	Sales	5.0	10.0	(○) 5.0		29.2
	Income before Special Items	1.0	1.0	--		△3.3
Eliminations	Sales	△23.0	△23.0	--		△24.8
Total	Sales	1,212.0	1,330.0	(○) 118.0		1,170.1
	Income before Special Items	63.0	77.0	(○) 14.0		54.4

<Full-year Business Forecast for the Fiscal Term Ending March 31, 2006>

The company will announce Full-year Business Forecast, when Interim Financial Results is announced.

<Reference> Preconditions for 1st half of FY2005

		Previous outlook	Revised outlook	Difference	Explanations for the difference
(Common)	Exchange rate (¥/$)	105	110	(+) 5	110
Petroleum	Crude oil FOB ($/BBL) *	45.0	50.5	(+) 5.5	34.8
	Paraxylene market trend ($/t) ACP base	950	930	(-) 20	806
Resources and non-ferrous metals	Copper price (¢/lb)	140	157	(+) 17	128
	Electrolytic copper sales volume (1,000t/period)	289	302	(+) 13	313
Electronic materials	Electrodeposited copper foil sales volume (t/month)	2,361	2,175	(-) 186	2,735
	Treated rolled copper foil sales volume (1,000m/month)	3,500	3,040	(-) 460	4,102
	ITO target sales volume (t/month)	25.0	24.8	(-) 0.2	19.1
Metal fabrication	Wrought copper products sales volume (1,000t/period)	18	17	(-) 1	19
	Special steel products sales volume (1,000t/period)	5	2	(-) 3	6
	Rate of High-performance materials products (%)	39%	41%	(+) 2%	30%

* Crude oil FOB - Dubai spot base

File No.82-34805

Exhibit 3

MEDIA RELEASE, July 20, 2005

Nippon Mining & Metals to sell its shares in Hachinohe Smelting and Akita Zinc.

Nippon Mining & Metals Co., Ltd., a core operating company of Nippon Mining Holdings Group, has agreed to sell its 27.81% shares in Hachinohe Smelting Co., Ltd. to Mitsui Mining & Smelting Co., Ltd., and its 24% shares in Akita Zinc Co., Ltd to Dowa Mining Co., Ltd., respectively.

In view of the tight zinc concentrate market and the announced closure of its affiliated zinc and lead mine, Toyoha Mines Co., Ltd in Hokkaido, Japan, Nippon Mining & Metals has made a strategic decision to sell its shares in these zinc smelters and to discontinue its zinc and lead custom smelting business at the end of March 2006, thereby concentrating its management resources on the Copper and the Recycling & Environmental Services businesses to strengthen their competitiveness.

The decision will not affect any outstanding contracts with customers for zinc products and suppliers of zinc concentrates, which will be honored and performed as per their terms and conditions.

For further information:

Nippon Mining Holdings, Inc.
IR & PR Dept. Yamamoto, Takamoto, Hanashima
Tel: 81-(0)3-5573-5123
ask@shinnikko-hd.co.jp
Nippon Mining & Metals Co., Ltd.
PR Dept. Yamamoto, Narazaki
Tel: 81-(0)3-5573-7223
info@nikko-metal.co.jp

File No.82-34805

Exhibit 4

August 10,2005

Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 31,2006 ("Fiscal 2005")

NIPPON MINING HOLDINGS, INC. (http://www.shinnikko-hd.co.jp/)

Code No. : 5016
Stock Listings : Tokyo, Osaka, Nagoya
Address of head office : 10-1, Toranomon 2-chome, Minato-ku, Tokyo
Contact to : IR and Public Relations Department   Telephone number : (03) 5573 - 5118

This Financial Statement is prepared in accordance with accounting principles generally accepted in Japan.

1. Matters relating to prepare quarterly consolidated financial statements

(1) Changes in accounting method : None.

(2) Changes in scope of consolidation and application of the equity method (a newly consolidated subsidiary)
Consolidated subsidiaries (newly included) 3 (Asiashoji Co.,Ltd.,
Nikko Woojin Precision Manufacturing (Suzhou) Co., Ltd.,
Nippon Mining Procurement, Inc.)

Reference) Consolidated subsidiaries : 110, Non-consolidated subsidiary accounted for by equity method : 1, Affiliated companies accounted for by equity method : 18

(3) Quarterly figures are unaudited.

2. Consolidated financial results for the First Quarter of Fiscal Year 2005 (From April 1, 2005 to June 30, 2005)

(1) Operating results

	Sales		Operating Income		Income before special items	
	millions of yen	%	millions of yen	%	millions of yen	%
For the three months ended June 30,2005	636,934	14.6	36,636	74.6	46,356	94.5
For the three months ended June 30,2004	555,954	7.7	20,982	92.4	23,830	117.4
Reference) For the year ended March 31,2005 (Fiscal 2004)	2,502,538		125,608		148,055	

	Net Income		Primary EPS		Fully diluted EPS	
	millions of yen	%	yen	sen	yen	sen
For the three months ended June 30,2005	28,945	103.9	34	17	-	-
For the three months ended June 30,2004	14,198	470.4	20	91	-	-
Reference) For the year ended March 31,2005 (Fiscal 2004)	50,577		63	84	-	-

Note: 1. Average number of shares issued (consolidated)
For the three-months ended June 30, 2005 : 847,021,670 shares , For the three-months ended June 30, 2004 : 679,102,849 shares
For the year ended March 31, 2005 : 789,164,998 shares
2. This represents a percentage of an increase or decrease from the first quarter of Fiscal Year 2004.

(2) Financial position

	Total Assets	Total Shareholders' Equity
	millions of yen	millions of yen
As of June 30, 2005	1,640,544	376,958
As of June 30, 2004	1,591,885	244,528
Reference) As of March 31,2005	1,580,144	353,437

	Net Worth Ratio	Shareholders' Equity Per Share
	%	yen sen
As of June 30, 2005	23.0	444 99
As of June 30, 2004	15.4	360 08
Reference) As of March 31,2005	22.4	416 98

Note: Number of shares issued at end of first quarter (consolidated)
As of June 30, 2005 : 847,112,040 shares, As of June 30, 2004 : 679,095,111 shares, As of March 31, 2005 : 847,132,246 shares

(3) Cash Flows

	Cash flows from operating activities	Cash flows from investing activities
	millions of yen	millions of yen
For the three months ended June 30,2005	(21,296)	(2,632)
For the three months ended June 30,2004	(46,669)	(4,300)
Reference) For the year ended March 31,2005 (Fiscal 2004)	45,360	(15,170)

	Cash flows from financing activities	Cash and cash equivalents at end of period
	millions of yen	millions of yen
For the three months ended June 30,2005	22,120	62,381
For the three months ended June 30,2004	28,996	50,324
Reference) For the year ended March 31,2005 (Fiscal 2004)	(38,734)	62,473

3. Consolidated projection for the six months ending September 30, 2005

	Sales	Income before special items	Net Income
	millions of yen	millions of yen	millions of yen
For the six months ending September 30,2005	1,330,000	77,000	48,000

Note: Projection for the year ending March 31, 2006 will be disclosed at the day of disclosure of interim financial results.

* This projection is based on information available as of August 10, 2005.
* The actual results are subject to change due to changes in the business environment.

Consolidated Balance Sheets (Unaudited)

Account title	First quarter of Fiscal 2005 (As of June 30, 2005)		Fiscal 2004 (As of March 31, 2005)		Increase (Decrease)	First quarter of Fiscal 2004 (As of June 30, 2004)	
	millions of yen	%	millions of yen	%	millions of yen	millions of yen	%
Assets	1,640,544	100.0	1,580,144	100.0	60,400	1,591,885	100.0
Current assets	*728,978*	*44.4*	*677,062*	*42.8*	51,916	*596,269*	*37.5*
Cash and time deposits	62,532		62,068		464	50,183	
Notes and accounts receivable, trade	269,554		269,186		368	222,541	
Inventories	340,767		283,984		56,783	261,456	
Other current assets	56,125		61,824		(5,699)	62,089	
Fixed assets	*911,566*	*55.6*	*903,082*	*57.2*	8,484	*995,616*	*62.5*
Property, plant and equipment	588,378		589,837		(1,459)	644,587	
Intangible assets	64,738		64,890		(152)	77,596	
Investments in securities	193,801		182,716		11,085	177,389	
Other long-term assets	64,649		65,639		(990)	96,044	
Total assets	*1,640,544*	*100.0*	*1,580,144*	*100.0*	60,400	*1,591,885*	*100.0*
Liabilities	1,222,836	74.5	1,188,762	75.2	34,074	1,306,839	82.1
Current liabilities	*798,951*	*48.7*	*756,849*	*47.9*	42,102	*751,583*	*47.2*
Notes and accounts payable, trade	229,993		229,411		582	208,894	
Short-term borrowing	349,027		322,286		26,741	389,264	
Commercial paper	44,000		27,000		17,000	-	
Current portion of bonds	-		-		-	1,900	
Accounts payable, other	98,299		81,161		17,138	84,501	
Other current liabilities	77,632		96,991		(19,359)	67,024	
Long-term liabilities	*423,885*	*25.8*	*431,913*	*27.3*	(8,028)	*555,256*	*34.9*
Bonds	-		-		-	53,600	
Long-term debt	286,523		294,504		(7,981)	371,213	
Other long-term liabilities	137,362		137,409		(47)	130,443	
Minority interest in consolidated subsidiaries	40,750	2.5	37,945	2.4	2,805	40,518	2.5
Shareholders' Equity	376,958	23.0	353,437	22.4	23,521	244,528	15.4
Common stock	*40,000*	*2.4*	*40,000*	*2.5*	-	*40,000*	*2.5*
Capital surplus	*192,924*	*11.8*	*201,382*	*12.7*	(8,458)	*145,218*	*9.1*
Retained earnings	*124,183*	*7.6*	*95,537*	*6.0*	28,646	*58,602*	*3.7*
Surplus from land revaluation	*(2,994)*	*(0.2)*	*(2,994)*	*(0.2)*	-	*(2,371)*	*(0.1)*
Unrealized gain on marketable securities	23,839	1.4	23,022	1.5	817	26,099	1.6
Accumulated translation adjustment	*(647)*	*(0.0)*	*(3,175)*	*(0.1)*	2,528	*(4,083)*	*(0.2)*
Less: Treasury stock, at cost	*(347)*	*(0.0)*	*(335)*	*(0.0)*	(12)	*(18,937)*	*(1.2)*
Total liabilities , minority interest in consolidated subsidiaries and shareholders' equity	*1,640,544*	*100.0*	*1,580,144*	*100.0*	60,400	*1,591,885*	*100.0*

Consolidated Statements of Income (Unaudited)

Account title	For the three months ended June 30,2005		For the three months ended June 30,2004		Increase (Decrease)	Fiscal 2004 (from April 1, 2004 to March 31, 2005)	
	millions of yen	%	millions of yen	%	millions of yen	millions of yen	%
Operating income							
Net sales	636,934	100.0	555,954	100.0	80,980	2,502,538	100.0
Cost of sales	560,884	88.0	488,337	87.8	72,547	2,202,409	88.0
Selling, general and administrative expenses	39,414	6.2	46,635	8.4	(7,221)	174,521	7.0
Operating Income	*36,636*	*5.8*	*20,982*	*3.8*	15,654	*125,608*	*5.0*
Other income	13,944	*2.2*	8,280	*1.5*	5,664	43,806	*1.8*
Interest and dividend income	1,290		847		443	2,549	
Amortization of consolidation adjustment account	505		1,170		(665)	5,178	
Equity in income of non-consolidated subsidiaries and affiliates	11,053		5,406		5,647	31,278	
Other	1,096		857		239	4,801	
Other expenses	4,224	*0.7*	5,432	*1.0*	(1,208)	21,359	*0.9*
Interest expenses	2,634		3,317		(683)	12,581	
Exchange loss	160		427		(267)	509	
Other	1,430		1,688		(258)	8,269	
Income before special items	*46,356*	*7.3*	*23,830*	*4.3*	22,526	*148,055*	*5.9*
Special profit	3,933	*0.6*	3,933	*0.7*	-	35,101	*1.4*
Gain on sales of property, plant and equipment	2,476		1,397		1,079	1,995	
Gain on sales of investments in securities	1,359		2,041		(682)	17,606	
Gain on change in equity of consolidated subsidiary	-		-		-	7,000	
Amortization of prior service cost	-		-		-	5,561	
Other	98		495		(397)	2,939	
Special loss	885	*0.1*	1,652	*0.3*	(767)	76,479	*3.0*
Loss on sales of property, plant and equipment	34		-		34	616	
Loss on disposal of property, plant and equipment	469		1,136		(667)	10,461	
Impairment losses	-		-		-	25,232	
Loss on write-down of investments in securities	36		4		32	789	
Reorganization and restructuring costs	211		445		(234)	20,726	
Loss on lump-sum recognition of the previous years' unrecognized net actuarial losses	-		-		-	6,900	
Provision for environmental remediation allowance	-		-		-	3,408	
Provision for allowance for cost of disposal of unutilized property, plant and equipment	-		-		-	2,489	
Loss on redemption of bonds	-		-		-	1,695	
Provision for allowance for doubtful accounts	-		-		-	419	
Other	135		67		68	3,744	
Income before income taxes	*49,404*	*7.8*	*26,111*	*4.7*	23,293	*106,677*	*4.3*
Income taxes	11,830	*1.9*	3,188	*0.6*	8,642	42,331	*1.7*
Deferred income tax	5,252	*0.9*	6,251	*1.1*	(999)	5,645	*0.2*
Minority interest in earnings of consolidated subsidiaries	(3,377)	*(0.5)*	(2,474)	*(0.4)*	(903)	(8,124)	*(0.4)*
Net income	*28,945*	*4.5*	*14,198*	*2.6*	14,747	*50,577*	*2.0*

Consolidated Statements of Retained Earnings (Unaudited)

(millions of yen)

Account Title	For the three months ended June 30,2005	For the three months ended June 30,2004	Fiscal 2004 (from April 1, 2004 to March 31, 2005)
	millions of yen	millions of yen	millions of yen
Capital Surplus:			
Balance at beginning of year	201,382	149,320	149,320
Increase in capital surplus	64	1	56,165
Gain on disposition of treasury stock*	64	1	56,165
Decrease in capital surplus	8,522	4,103	4,103
Cash dividends paid	8,479	4,079	4,079
Bonuses to directors	43	24	24
Balance at end of year	192,924	145,218	201,382
Retained Earnings:			
Balance at beginning of year	95,537	43,687	43,687
Increase in retained earnings	28,949	15,209	52,144
Net income	28,945	14,198	50,577
Increase arising from change of consolidated subsidiaries	-	990	990
Increase arising from merger of consolidated subsidiaries	4	-	-
Reclassification with surplus from land revaluation	-	21	577
Decrease in retained earnings	303	294	294
Bonuses to directors	169	97	97
Decrease arising from change of consolidated subsidiaries	134	197	197
Balance at end of year	124,183	58,602	95,537

Note:

** Gain on disposition of treasury stock of Fiscal year 2004 resulted mainly from the offering of treasury stock (168,165,500 shares) in August, 2004.*

Consolidated Statement of Cash Flows (Unaudited)

Account title	For the three months ended June 30,2005	For the three months ended June 30,2004	Fiscal 2004 (from April 1, 2004 to March 31, 2005)
	millions of yen	millions of yen	millions of yen
Cash flows from operating activities			
Income before income taxes	49,404	26,111	106,677
Depreciation and amortization	10,968	11,742	47,726
Impairment losses	—	—	25,232
Amortization of consolidation adjustment account	(459)	(1,092)	(4,962)
Interest and dividend income	(1,290)	(847)	(2,549)
Interest expenses	2,634	3,317	12,581
Equity in income of non-consolidated subsidiaries and affiliates	(11,053)	(5,406)	(31,278)
Gain on sales of investments in securities	(1,359)	(2,041)	(17,606)
Loss on write-down of investments in securities	36	4	789
Gain or loss on sales and disposal of property, plant and equipment	(1,973)	(261)	9,082
Gain on change in equity of consolidated subsidiary	—	—	(7,000)
Reorganization and restructuring costs	211	445	20,726
Changes in trade receivables	1,441	17,534	(28,378)
Changes in inventories	(56,193)	(40,074)	(62,859)
Changes in trade payables	15,183	(36,378)	(9,311)
Other, net	3,409	(5,039)	9,407
Subtotal	10,959	(31,985)	68,277
Interest and dividends received	1,518	1,210	13,874
Interest paid	(2,200)	(2,950)	(13,309)
Payment for special retirement benefit	—	—	(833)
Income taxes paid	(31,573)	(12,944)	(22,649)
Net cash provided by (used in) operating activities	(21,296)	(46,669)	45,360
Cash flows from investing activities			
Payments for acquisition of property, plant and equipment	(7,688)	(9,685)	(44,751)
Proceeds from sales of property, plant and equipment	4,458	3,573	13,548
Payments for acquisition of intangible assets	(888)	(402)	(3,120)
Payments for acquisition of investments in securities	(41)	(936)	(15,857)
Proceeds from sales or maturities of investments in securities	1,637	2,375	29,135
Net proceeds from acquisition of investments in newly consolidated subsidiaries	—	494	1,905
Increase in short-term loans, net	(278)	(876)	(508)
Payments for lending of long-term loans	(361)	(1,542)	(2,969)
Collection of long-term loans	1,457	2,984	10,135
Other, net	(928)	(285)	(2,688)
Net cash used in investing activities	(2,632)	(4,300)	(15,170)
Cash flows from financing activities			
Increase in short-term borrowing, net	29,463	62,897	22,682
Increase in commercial paper, net	17,000	—	27,000
Proceeds from borrowing of long-term bank loans and others	—	698	10,271
Repayments of long-term bank loans and others	(14,072)	(26,300)	(125,770)
Payments for redemption of bonds	—	(1,900)	(57,400)
Proceeds from third-party share allotment of consolidated subsidiary	—	—	17,100
Proceeds from offering of treasury stock	—	—	74,840
Cash dividends paid	(8,479)	(4,079)	(4,079)
Other, net	(1,792)	(2,320)	(3,378)
Net cash provided by (used in) financing activities	22,120	28,996	(38,734)
Effect of exchange rate changes on cash and cash equivalents	581	(38)	101
Net decrease in cash and cash equivalents	(1,227)	(22,011)	(8,443)
Cash and cash equivalents at beginning of period	62,473	71,347	71,347
Increase due to subsidiaries newly included consolidation	1,135	[illegible]	[illegible]

Segment Information (Unaudited)

Segment Information summarized by product group

For the three months ended June 30, 2005 (from April 1, 2005 to June 30, 2005) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	508,891	93,852	21,717	10,613	1,861	636,934	-	636,934
(2) Inter-group	905	6,547	856	1,413	2,266	11,987	(11,987)	-
Total	509,796	100,399	22,573	12,026	4,127	648,921	(11,987)	636,934
Operating costs and expenses	482,771	95,122	20,020	10,285	4,213	612,411	(12,113)	600,298
Operating Income (loss)	27,025	5,277	2,553	1,741	(86)	36,510	126	36,636
Income (loss) before special items	27,001	14,684	2,245	1,819	138	45,887	469	46,356

For the three months ended June 30, 2004 (from April 1, 2004 to June 30, 2004) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	421,188	89,375	22,216	12,186	10,989	555,954	-	555,954
(2) Inter-group	1,733	5,555	699	2,135	2,201	12,323	(12,323)	-
Total	422,921	94,930	22,915	14,321	13,190	568,277	(12,323)	555,954
Operating costs and expenses	409,833	90,933	19,924	11,002	15,915	547,607	(12,635)	534,972
Operating Income (loss)	13,088	3,997	2,991	3,319	(2,725)	20,670	312	20,982
Income (loss) before special items	10,920	9,324	2,658	3,261	(2,622)	23,541	289	23,830

For the year ended March 31, 2005 (from April 1, 2004 to March 31, 2005) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	1,979,823	357,989	86,094	47,958	30,674	2,502,538	-	2,502,538
(2) Inter-group	6,534	20,732	2,887	6,360	10,002	46,515	(46,515)	-
Total	1,986,357	378,721	88,981	54,318	40,676	2,549,053	(46,515)	2,502,538
Operating costs and expenses	1,894,045	362,046	78,959	45,696	43,170	2,423,916	(46,986)	2,376,930
Operating Income (loss)	92,312	16,675	10,022	8,622	(2,494)	125,137	471	125,608
Income (loss) before special items	87,837	46,431	7,721	8,566	(2,047)	148,508	(453)	148,055

Note: Main products for each group are the following;

Petroleum : gasoline, naphtha, kerosene, gas oil, heavy fuel oil, petrochemicals, liquefied petroleum gas, lubricating oil, etc.
Resources and Non-ferrous Metals : resource development, copper, gold, silver, zinc, sulfuric acid, etc.
Electronic Materials : copper foils, sputtering targets, compound semiconductor materials, etc.
Metal Fabrication : wrought copper and copper alloy products, special steel products, precision products, etc.
Other Operations : information service, common group administrative activities such as fund procurement, etc.

Financial Results 1st Quarter FY2005

(Three months ended June 30 2005)

I Quarterly Results (3 months ended June 30 2005)

1. Operating Results (consolidated)
2. Information by Segments
   - <1> Petroleum (Japan Energy Group)
   - <2> Resources & Non-ferrous Metals (Nippon Mining & Metals Group)
   - <3> Electronic Materials (Nikko Materials Group)
   - <4> Metal Fabrication (Nikko Metal Manufacturing Group)

II Forecasts for the 1st half of FY2005

(6 months ending September 30 2005)

1. Comparison with the 1st half of FY2004
   Information by Segments
   - <1> Petroleum (Japan Energy Group)
   - <2> Resources & Non-ferrous Metals (Nippon Mining & Metals Group)
   - <3> Electronic Materials (Nikko Materials Group)
   - <4> Metal Fabrication (Nikko Metal Manufacturing Group)
2. Comparison with the previous forecasts

III Balance Sheet, Cash Flows etc.

1. Consolidated Balance Sheet
2. Consolidated Cash Flows
3. Dividends
4. Interest-bearing Debt
5. Debt to Equity Ratio
6. Capital Expenditure and Depreciation
7. Number of Employees

Nippon Mining Holdings, INC.

August 10, 2005

※Statements which are not an historical fact are future projections made based on certain assumptions and our management's judgment drawn from currently available information. Please note that actual performance may vary significantly from any particular projection, due to various factors.

I Quarterly Results

1. Operating Results(consolidated)

(Billions of Yen)

	FY2005 1Q	FY2004 1Q	Differences
Net Sales	636.9	556.0	(○) 81.0
Operating Income	36.6	21.0	(○) 15.7
Other Income (Expenses)	9.7	2.8	(○) 6.9
Income before Special Items	46.4	23.8	(○) 22.5
Special Profit (Loss)	3.0	2.3	(○) 0.8
Income Taxes	17.1	9.4	(×) 7.6
Minority Interest	3.4	2.5	(×) 0.9
Net Income	28.9	14.2	(○) 14.7

(1) Scope of Consolidation

① Consolidated subsidiaries 110 (3 additions)

② Equity method affiliates 19

(2) Income before Special Items ¥46.4 billion

① Operating Income ¥36.6bn

Petroleum ¥27.0bn
Resources & Non-ferrous Metals ¥5.3bn
Electronic Materials ¥2.6bn
Metal Fabrication ¥1.7bn
Other Operations -

② Other Income (Expenses) ¥9.7bn

- Interest and dividend income ¥1.3bn
- Amortization of consolidation adjustment account ¥0.5bn
- Equity in income of non-consolidated subsidiary and affiliates ¥11.1bn
- Interest expenses (¥2.6bn)
- Exchange loss (¥0.2bn)
- Others (¥0.4bn)

(3) Special Profit (Loss) ¥3.0 billion

- Gain on sales of property, plant and equipment ¥2.5bn
- Gain on sales of investments in securities ¥1.4bn
- Loss on disposal of property, plant and equipment (¥0.5bn)
- Reorganization and restructuring costs (¥0.2bn)
- Others (¥0.2bn)

(4) Segment Information

(Billions of Yen)

		FY2005 1Q	FY2004 1Q	Differences
Petroleum (Japan Energy Group)	Net Sales	509.8	422.9	(○) 86.9
	Operating Income	27.0	13.1	(○) 13.9
	Income before Special Items	27.0	10.9	(○) 16.1
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	Net Sales	100.4	94.9	(○) 5.5
	Operating Income	5.3	4.0	(○) 1.3
	Income before Special Items	14.7	9.3	(○) 5.4
Electronic Materials (Nikko Materials Group)	Net Sales	22.6	22.9	(×) 0.3
	Operating Income	2.6	3.0	(×) 0.4
	Income before Special Items	2.2	2.7	(×) 0.4
Metal Fabrication (Nikko Metal Manufacturing Group)	Net Sales	12.0	14.3	(×) 2.3
	Operating Income	1.7	3.3	(×) 1.6
	Income before Special Items	1.8	3.3	(×) 1.4
Other Operations (Independent Operating Companies & Functional Support Companies)	Net Sales	4.1	13.2	(×) 9.1
	Operating Income	–	(2.4)	(○) 2.5
	Income before Special Items	0.6	(2.3)	(○) 2.9
Eliminations	Net Sales	(12.0)	(12.3)	(○) 0.3
Total	Net Sales	636.9	556.0	(○) 81.0
	Operating Income	36.6	21.0	(○) 15.7
	Income before Special Items	46.4	23.8	(○) 22.5

※Segment sales include inter-Group sales.
※Operating Income and Income before Special Items in the Other Operations include eliminations or corporate.

(5)Key Data

		FY2005 1Q	FY2004 1Q	Differences
Petroleum	Exchange Rate (¥／$)	108	110	(-) 2
	Crude Oil FOB ($／BL) (Dubai Spot Price)	47.9	33.3	(+) 14.6
	Market Price of Paraxylene ($／t) ACP Base	923	783	(+) 140
Resources & Non-ferrous Metals	Market Price of Copper (¢／lb)	154	127	(+) 27
	Electrolytic Copper Sales (1000 tones)	155	157	(-) 2
Electronic Materials	Electrodeposited Copper Foil Sales (tones／month)	2,121	2,777	(-) 656
	Treated Rolled Copper Foil Sales (1000 meters／month)	3,067	4,077	(-) 1,010
	ITO Target Sales (tones/month)	22.4	19.4	(+) 3.0
Metal Fabrication	Wrought Copper Products Sales (1000 tones)	8	10	(-) 2
	Special Steel Products Sales (1000 tones)	1	3	(-) 2
	High Quality Products Ratio	41%	32%	(+) 10%

2. Information by Segments

<1> Petroleum (Japan Energy Group)

(1) Operating Results

(Billions of Yen)

	FY2005 1Q	FY2004 1Q	Differences
Net Sales	509.8	422.9	(○) 86.9
Operating Income	27.0	13.1	(○) 13.9
Income before Special Items	27.0	10.9	(○) 16.1

< Factors in ¥16.1bn increase in the Income before Special Items >

- Inventory profit (○)¥8.7bn
  (FY2004 1Q:+7.8bn → FY2004 1Q:+16.5bn)
- Petrochemicals profit (○) ¥1.0bn
- Other Operating income (○) ¥4.2bn
  (Influence of a fire at Kashima oil refinery in FY2004:(○) ¥1.5bn)
- Other income and expenses (○)¥2.2bn
  (Equity in income of non-consolidated subsidiaries and affiliates: (○) ¥1.7bn)

(2) Sales volume and growth rate of fuel oil of Japan Energy

	Domestic sales volume (thousands of KL)			Growth rate
	FY2005 1Q	FY2004 1Q	Differences	
Gasoline	1,510	1,568	△58	96.3%
Naphtha	928	677	251	137.2%
Jet Fuel	150	167	△17	89.9%
Kerosene	421	417	4	101.0%
Gas Oil	1,077	1,074	3	100.3%
A Heavy Fuel	647	604	43	107.2%
C Heavy Fuel	574	415	159	138.5%
Total	5,309	4,921	388	107.9%
Gasoline & Middle Distillation	3,656	3,663	△7	99.8%

(3) Refining volume of crude oil and utilization rate of crude oil distillation units

(millions of KL)

		FY2005	FY2004				
		1Q	1Q	2Q	3Q	4Q	Total
Group Total	Refining volume	5.89	6.30	6.70	7.40	7.37	27.77
	Operating ratio	70%	74%	78%	86%	88%	81%
	Comparison with the previous year	94%	89%	104%	107%	100%	100%
Mizushima	Refining volume	1.97	2.93	2.46	2.94	2.83	11.16
	Operating ratio	68%	99%	82%	98%	96%	94%
	Comparison with the previous year	69%	111%	100%	126%	101%	110%
Kashima	Refining volume	2.57	1.60	2.29	2.59	2.62	9.10
	Operating ratio	94%	58%	83%	93%	96%	83%
	Comparison with the previous year	161%	65%	105%	99%	101%	92%

☆Capacity of Japan Energy Group's Refinery

Japan Energy Mizushima Refinery : 200,200 Barrels/Day

Kashima Oil Kashima Refinery : 190,000 Barrels/Day

Fuji Oil Sodegaura Refinery : 192,000 Barrels/Day

<2> Resources & Non-ferrous Metals (Nippon Mining & Metals Group)

(1) Operating Results

(Billions of Yen)

	FY2005 1Q	FY2004 1Q	Differences
Net Sales	100.4	94.9	(○) 5.5
Operating Income	5.3	4.0	(○) 1.3
Income before Special Items	14.7	9.3	(○) 5.4

< Factors in ¥5.4bn increase in the Income before Special Items >

- Nippon Mining & Metals and consolidated subsidiaries (○)¥1.4bn
  (Metals price up, Copper premium improvement, etc.)
- Equity in income of affiliates (○)¥4.0bn
  (Minera Los Perambres (○)¥3.4bn (Copper and Molybdenum price up)
  LS-nikko (○)¥0.2bn (Copper price up), etc.)

(2) Price and Sales Volume

		FY2005 1Q	FY2004 1Q	Differences
Price	Copper (¢/lb)	154	127	(+) 27
	Zinc ($/t)	1,273	1,027	(+) 246
	Gold ($/TOZ)	427	393	(+) 34
	Platinum ($/TOZ)	870	832	(+) 38
	Palladium ($/TOZ)	192	256	(−) 64
Sales Volume (Thousand tones)	Copper	155	157	(−) 2
	Zinc	19	21	(−) 2

<3> Electronic Materials (Nikko Materials Group)

(1) Operating Results

(Billions of Yen)

	FY2005 1Q	FY2004 1Q	Differences
Net Sales	22.6	22.9	(×) 0.3
Operating Income	2.6	3.0	(×) 0.4
Income before Special Items	2.2	2.7	(×) 0.4

< Factors in ¥0.4bn decrease in the Income before Special Items >

①Operating Income (×)¥0.4bn

- Electro-deposited copper foil(×)¥0.3bn,
- Treated rolled copper foil (×)¥0.7bn,
- Sputtering target(○)¥0.9bn,
- Compound semiconductor materials and others(×)¥0.2bn,
- Expenses including development costs(×)¥0.1bn

②Other Income - bn

- Foreign currency transaction (×)¥0.1bn
- Other (○)¥0.1bn

(2) Breakdown by products

(Billions of Yen)

		FY2005 1Q	FY2004 1Q	Differences
Electro-deposited Copper Foil	Net Sales	5.5	6.5	(×) 1.0
	Operating Income	(0.9)	(0.6)	(×) 0.3
Treated Rolled Copper Foil and Target	Net Sales	14.4	13.5	(○) 0.9
	Operating Income	4.3	4.1	(○) 0.2
Compound Semiconductor Materials and Others	Net Sales	2.7	2.9	(×) 0.2
	Operating Income	(0.8)	(0.5)	(×) 0.3
Total	Net Sales	22.6	22.9	(×) 0.3
	Operating Income	2.6	3.0	(×) 0.4

<4> Metal Fabrication (Nikko Metal Manufacturing Group)

(1) Operating Results

(Billions of Yen)

	FY2005 1Q	FY2004 1Q	Differences
Net Sales	12.0	14.3	(×) 2.3
Operating Income	1.7	3.3	(×) 1.6
Income before Special Items	1.8	3.3	(×) 1.4

< Factors in ¥1.4bn decrease in the Income before Special Items >

- Sales decrease (×)¥2.1bn
  - Copper foil (×)¥1.1bn
  - Stainless steel for electron guns for CRT (×)¥0.3bn
  - Copper alloy for semiconductor lead frames (×)¥0.2bn, etc.
- Copper price up (○) ¥0.1bn
- Cost reduction, etc. (○)¥0.6bn

(2) Sales by products

(Billions of Yen)

		FY2005 1Q	FY2004 1Q	Differences
Wrought copper	Phosphor bronze	3.1	3.5	(×) 0.4
	Brass	1.4	1.3	(○) 0.1
	Copper foil	1.3	2.1	(×) 0.8
	Others	2.0	2.1	(×) 0.1
Special steel	Stainless steel	0.4	1.1	(×) 0.7
	High-nickel alloy	0.8	1.7	(×) 0.9
	Others	0.1	0.2	(×) 0.1
Others (precision manufacturing etc.)		2.9	2.3	(○) 0.6
Total		12.0	14.3	(×) 2.3

Ⅱ Forecasts for the 1st half of FY2005

1. Comparison with the 1st half of FY2004

(1) Assumptions

		FY2005 1H(Forecast)	FY2004 1H(Actual)	Differences
Petroleum	Exchange Rate (¥/$)	110	110	-
	Crude Oil FOB ($/BL) (Dubai Spot Price)	50.5	34.8	(+) 15.7
	Market Price of Paraxylene ($/t)	930	806	(+) 124
Resources & Non-ferrous Metals	Market Price of Copper (¢/lb)	157	128	(+) 29
	Electrolytic Copper Sales (1000 tones)	302	313	(-) 11
Electronic Materials	Electro-deposited Copper Foil Sales (tones/month)	2,175	2,735	(-) 560
	Treated Rolled Copper Foil Sales (1000 meters/month)	3,040	4,102	(-) 1,062
	ITO Target Sales (tones/month)	24.8	19.1	(+) 5.7
Metal Fabrication	Wrought Copper Products Sales (1000 tones)	17	19	(-) 2
	Special Steel Products Sales (1000 tones)	2	6	(-) 4
	High Quality Products Ratio	41%	30%	(+) 11%

(2) Operating Forecasts (consolidated)

(Billions of Yen)

	FY2005 1H (Forecast)	FY2004 1H (Actual)	Differences
Net Sales	1330.0	1170.1	(○) 159.9
Operating Income	59.0	47.2	(○) 11.8
Income before Special Items	77.0	54.4	(○) 22.6
Net Income	48.0	18.0	(○) 30.0
Ratio of Income before Special Items to Net Sales	5.8%	4.7%	(○) 1.1%
Earnings Per Share (yen)	56.7	24.6	(○) 32.0

(3) Operating Forecasts by Segments

(Billions of Yen)

		FY2005 1H (Forecast)	FY2004 1H (Actual)	Differences
Petroleum (Japan Energy Group)	Net Sales	1060.0	901.5	(○) 158.5
	Operating Income	40.0	29.9	(○) 10.1
	Income before Special Items	40.0	26.5	(○) 13.5
Resources & Non-ferrous Metals (Nippon Mining & Metals)	Net Sales	210.0	189.0	(○) 21.0
	Operating Income	11.0	7.5	(○) 3.5
	Income before Special Items	29.5	19.5	(○) 10.0
Electronic Materials (Nikko Materials Group)	Net Sales	47.0	46.7	(○) 0.3
	Operating Income	4.5	7.1	(×) 2.6
	Income before Special Items	3.5	6.4	(×) 2.9
Metal Fabrication (Nikko Metal Manufacturing Group)	Net Sales	26.0	28.6	(×) 2.6
	Operating Income	3.0	5.4	(×) 2.4
	Income before Special Items	3.0	5.4	(×) 2.4
Other Operations (Independent Operating Companies & Functional Support Companies)	Net Sales	10.0	29.2	(×) 19.2
	Operating Income	0.5	(2.8)	(○) 3.3
	Income before Special Items	1.0	(3.3)	(○) 4.3
Eliminations	Net Sales	(23.0)	(24.8)	(○) 1.8
Total	Net Sales	1330.0	1170.1	(○) 159.9
	Operating Income	59.0	47.2	(○) 11.8
	Income before Special Items	77.0	54.4	(○) 22.6

※Segment Sales include inter-Group sales.

(4) Income before Special Items (FY2005 1H vs. FY2004 1H)

(Billions of Yen)

	FY2005 1H (Forecast)	FY2004 1H (Actual)	Differences	Notes
Petroleum (Japan Energy Group)	40.0	26.5	(O) 13.5	➢ Inventory profit ➢ Equity in income of non-consolidated subsidiaries and affiliates ➢ Petrochemicals improvement
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	29.5	19.5	(O) 10.0	➢ Metals (Copper, Molybdenum and etc.) price up ➢ Equity in income of non-consolidated subsidiaries and affiliates
Electronic Materials (Nikko Materials Group)	3.5	6.4	(×) 2.9	➢ Sales decrease of Copper foil (Electro-deposited and Treated rolled)
Metal Fabrication (Nikko Metal Manufacturing Group)	3.0	5.4	(×) 2.4	➢ Sales decrease of Copper foil and Stainless steel for electron guns for CRT
Other Operations (Independent Operating Companies & Functional Support Companies)	1.0	(3.3)	(O) 4.3	➢ am/pm Japan (FY2004) ➢ Cost for offering of shares (FY 2004)
Total	77.0	54.4	(O) 22.6	

2. Information by Segments

<1> Petroleum (Japan Energy Group)

(1) Forecasts

(Billions of Yen)

	FY2005 1H (Forecast)	FY2004 1H (Actual)	Differences
Net Sales	1060.0	901.5	(○) 158.5
Operating Income	40.0	29.9	(○) 10.1
Income before Special Items	40.0	26.5	(○) 13.5

(2) Sales volume and growth rate of fuel oil of Japan Energy

	Domestic sales volume (Thousands of KL)			Growth rate
	FY2005 1H (Forecast)	FY2004 1H (Actual)	Differences	
Gasoline	3,152	3,260	(−) 108	96.8%
Naphtha	1,927	1,495	(+) 432	128.9%
Jet Fuel	314	365	(−) 51	86.0%
Kerosene	772	721	(+) 51	107.2%
Gas Oil	2,187	2,167	(+) 20	100.9%
A Heavy Fuel	1,295	1,171	(+) 124	110.5%
C Heavy Fuel	1,145	1,114	(+) 31	102.8%
Total	10,792	10,293	(+) 499	104.8%
Gasoline & Middle Distillation	7,406	7,319	(+) 87	101.2%

(3) Number of JOMO Service Stations

	2000 Mar 31	2001 Mar 31	2002 Mar 31	2003 Mar 31	2004 Mar 31	2005 Mar 31	2005 Jun 30
Owned by Japan Energy (Self-SS)	1,377	1,328	1,284 (105)	1,229 (227)	1,207 (264)	1,172 (297)	1,162 (303)
Owned by wholesalers and others (Self-SS)	3,575	3,318	3,192 (59)	3,067 (95)	2,943 (121)	2,851 (143)	2,832 (148)
Total (Self-SS)	4,952	4,646	4,476 (164)	4,296 (322)	4,150 (385)	4,023 (440)	3,994 (451)

(4) Petrochemicals Profit

(Billions of Yen)

FY2005 1H (Forecast)	FY2004 1H (Actual)	Differences
11.0	10.5	(○) 0.5

<2> Resources & Non-ferrous Metals (Nippon Mining & Metals Group)

(1) Forecasts

(Billions of yen)

	FY2005 1H (Forecast)	FY2004 1H (Actual)	Differences
Net Sales	210.0	189.0	(○) 21.0
Operating Income	11.0	7.5	(○) 3.5
Income before Special Items	29.5	19.5	(○) 10.0

(2) Price and Sales Volume

		FY2005 1H (Forecast)	FY2004 1H (Actual)	Differences
Price	Copper (¢/lb)	157	128	(+) 29
	Zinc ($/t)	1,237	1,004	(+) 233
	Gold ($/TOZ)	429	397	(+) 32
	Platinum ($/TOZ)	876	834	(+) 42
	Palladium ($/TOZ)	186	236	(−) 50
Sales Volume (Thousand tones)	Copper	302	313	(−) 11
	Zinc	41	42	(−) 1

<3> Electronic Materials (Nikko Materials Group)

(1) Forecasts

(Billions of Yen)

	FY2005 1H (Forecast)	FY2004 1H (Actual)	Differences
Net Sales	47.0	46.7	(○) 0.3
Operating Income (Loss)	4.5	7.1	(×) 2.6
Income before Special Items	3.5	6.4	(×) 2.9

(2) Breakdown by products

(Billions of Yen)

		FY2005 1H (Forecast)	FY2004 1H (Actual)	Differences
Electro-deposited Copper Foil	Net Sales	11.0	13.0	(×) 2.0
	Operating Income	(1.9)	(1.2)	(×) 0.7
Treated Rolled Copper Foil and Target	Net Sales	30.7	28.0	(○) 2.7
	Operating Income	8.2	9.3	(×) 1.1
Compound Semiconductor Materials and Others	Net Sales	5.3	5.7	(×) 0.4
	Operating Income	(1.8)	(1.0)	(×) 0.8
Total	Net Sales	47.0	46.7	(○) 0.3
	Operating Income	4.5	7.1	(×) 2.6

<4> Metal Fabrication (Nikko Metal Manufacturing Group)

(1) Forecasts

(Billions of Yen)

	FY2005 1H (Forecast)	FY2004 1H (Actual)	Differences
Net Sales	26.0	28.6	(×) 2.6
Operating Income	3.0	5.4	(×) 2.4
Income before Special Items	3.0	5.4	(×) 2.4

(2) Sales by products

(Billions of Yen)

		FY2005 1H (Forecast)	FY2004 1H (Actual)	Differences
Wrought copper	Phosphor bronze	6.7	6.8	(×) 0.1
	Brass	2.9	2.9	—
	Copper foil	2.6	4.1	(×) 1.5
	Others	3.9	3.6	(○) 0.3
Special steel	Stainless steel	1.0	2.3	(×) 1.3
	High-nickel alloy	1.9	3.4	(×) 1.5
	Others	0.2	0.2	—
Others (precision manufacturing etc.)		6.8	5.3	(○) 1.5
Total		26.0	28.6	(×) 2.6

2. Comparison with the previous forecasts

(1) Assumptions

		FY2005 1H		
		Amended (8/10) Forecasts	Previous (5/11) Forecasts	Differences
Petroleum	Exchange Rate (¥／$)	110	105	(+) 5
	Crude Oil FOB ($／BL) (Dubai Spot Price)	50.5	45.0	(+) 5.5
	Market Price of Paraxylene ($／t)	930	950	(−) 20
Resources & Non-ferrous Metals	Market Price of Copper (¢／lb)	157	140	(+) 17
	Electrolytic Copper Sales (1000 tones)	302	289	(+) 13
Electronic Materials	Electrodeposited Copper Foil Sales (tones／month)	2,175	2,361	(−) 186
	Treated Rolled Copper Foil Sales (1000 meters／month)	3,040	3,500	(−) 460
	ITO Target Sales (tones/month)	24.8	25.0	(−) 0.2
Metal Fabrication	Wrought Copper Products Sales (1000tones)	17	18	(−) 1
	Special Steel Products Sales (1000tones)	2	5	(−) 3
	High Quality Products Ratio	41%	39%	(+) 2%

(2) Operating forecasts

(Billions of Yen)

	FY2005 1H		Differences
	Amended forecasts	Previous forecasts	
Net Sales	1330.0	1212.0	(○) 118.0
Operating Income	59.0	55.0	(○) 4.0
Income before Special Items	77.0	63.0	(○) 14.0
Net Income	48.0	36.0	(○) 12.0
Ratio of Income before Special Items to Net Sales	5.8%	5.2%	(○) 0.6%
Earnings Per Share (yen)	56.7	42.5	(○) 14.2

(3) Forecasts by Segments (Billions of Yen)

		FY2005 1H Forecasts		
		Amended (8/10) Forecasts	Previous (5/11) Forecasts	Differences
Petroleum (Japan Energy Group)	Net Sales	1060.0	980.0	(○) 80.0
	Operating Income	40.0	39.0	(○) 1.0
	Income before Special Items	40.0	36.0	(○) 4.0
Resources & Non-ferrous Metals (Nippon Mining & Metals)	Net Sales	210.0	172.0	(○) 38.0
	Operating Income	11.0	7.5	(○) 3.5
	Income before Special Items	29.5	20.0	(○) 9.5
Electronic Materials (Nikko Materials Group)	Net Sales	47.0	49.0	(×) 2.0
	Operating Income	4.5	4.0	(○) 0.5
	Income before Special Items	3.5	2.5	(○) 1.0
Metal Fabrication (Nikko Metal Manufacturing Group)	Net Sales	26.0	29.0	(×) 3.0
	Operating Income	3.0	3.5	(×) 0.5
	Income before Special Items	3.0	3.5	(×) 0.5
Other Operations (Independent Operating Companies & Functional Support Companies)	Net Sales	10.0	5.0	(○) 5.0
	Operating Income	0.5	1.0	(×) 0.5
	Income before Special Items	1.0	1.0	—
Eliminations	Net Sales	(23.0)	(23.0)	—
Total	Net Sales	1330.0	1212.0	(○) 118.0
	Operating Income	59.0	55.0	(○) 4.0
	Income before Special Items	77.0	63.0	(○) 14.0

※Segment Sales include inter-Group sales.

◎ Comparison in the Income before Special Items for FY2005 1H (Billions of Yen)

	Amended Forecasts	Previous Forecasts	Differences	Notes
Petroleum (Japan Energy Group)	40.0	36.0	(○) 4.0	➢ Inventory profit
Resources & Non-ferrous Metals (Nippon Mining & Metals)	29.5	20.0	(○) 9.5	➢ Metals (Copper, Molybdenum and etc.) price up ➢ Equity in income of non-consolidated subsidiaries and affiliates
Electronic Materials (Nikko Materials Group)	3.5	2.5	(○) 1.0	➢ Inventory profit ➢ Cost reduction
Metal Fabrication (Nikko Metal Manufacturing Group)	3.0	3.5	(×) 0.5	➢ Sales decrease of Copper foil and Stainless steel for electron guns for CRT
Other Operations (Independent Operating Companies & Functional Support Companies)	1.0	1.0	—	
Total	77.0	63.0	(○) 14.0	

Ⅲ Others (Consolidated Balance Sheet, Cash Flows etc.)

1. Consolidated Balance Sheet

(Billions of Yen)

	June 30 2005[A]	Mar 31 2005	Changes in FY2005 1Q	Sep 30 2005 (Forecast) [B]	[B]−[A]
Current Assets	729.0	677.1	(+) 51.9	1660.0	(+) 79.9
Fixed Assets	911.6	903.1	(+) 8.5		
Total Assets	1640.5	1580.1	(+) 60.4	1660.0	(+) 79.9
Current Liabilities	799.0	756.8	(+) 42.1	1222.5	(+) 33.7
Fixed Liabilities	423.9	431.9	(-) 8.0		
Minority Interest	40.8	37.9	(+) 2.8	41.5	(+) 3.6
Total Shareholder's Equity	377.0	353.4	(+) 23.5	396.0	(+) 42.6
Shareholder's Equity Ratio	23.0%	22.4%	(+) 0.6%	23.9%	(+) 1.5%
BPS (Yen)	444.99	416.98	(+) 28.01	467.47	(+) 50.49
Interest Bearing Debt	679.6	643.8	(+) 35.8	663.0	(+) 19.2

①Factors in the change FY2005 1Q (Billions of Yen)

Assets (+) 60.4	Cash and cash equivalents (-) 0.1, Trade receivables (+) 0.4, Inventories (+)56.8, Fixed assets (tangible and intangible) (-) 1.6 [Investments in equipment (+) 7.5, Depreciation and amortization (-) 11.0, Newly included consolidation (+)3.0 and others], Investments and loans (-) 1.4, Investment in non-consolidated subsidiaries and affiliates (+)13.5, Others (-) 7.2
Liabilities (+) 34.1	Interest bearing debt (+) 35.8, Trade payables (+) 20.2 [influence of national holiday (+)26.3] , Accrued income taxes (-)20.3, Others (-) 1.6
Minority Interest (+) 2.8	
Shareholder's Equity (+) 23.5	Net income (+) 28.9, Dividends (-) 8.5, Others(+)3.1

②Factors in the change for FY2005 1H (Forecast)

Assets (+) 79.9	Cash and cash equivalents (-) 12.5, Trade receivables and inventories (+) 79.0, Fixed assets (tangible and intangible) (+) 7.7 [Investments in equipment (+) 28.4, Depreciation and amortization (-) 22.6 and others], Investments and loans (-) 2.5, Investment in non-consolidated subsidiaries and affiliates (+)18.0, Others (-) 9.8
Liabilities (+) 33.7	Interest bearing debt (+) 19.2, Trade payables (+) 25.6, Accrued income taxes (-)10.0, Others (-) 1.1
Minority Interest (+) 3.6	
Shareholder's Equity (+) 42.6	Net income (+) 48.0, Dividends (-)8.5、Others (+) 3.1

2. Consolidated Cash Flows

(Billions of Yen)

	FY2004 (Actual)	FY20051Q (Actual)
Cash Flows from Operating Activities	(+) 45.4	(-) 21.3
Cash Flows from Investing Activities	(-) 15.2	(-) 2.6
Cash Flows from Financing Activities	(-) 38.7	(+) 22.1
Effect of Exchange Rate Changes	(+) 0.1	(+) 0.6
Net Decrease in Cash and Cash Equivalents	(-) 8.4	(-) 1.2

◎ FY2005 1Q Breakdown

① Cash Flows from Operating Activities (-) 21.3
Income before Special Items (+) 46.4, Depreciation (+) 11.0,
Equity in income of non-consolidated subsidiary and affiliates (-) 11.1,
Trade receivables, inventories and trade payables (-) 39.6,
Payment for income taxes (-)31.6, Others (+) 3.6

② Cash Flows from Investing Activities (—) 2.6
Investments in equipment (-) 8.6, Investments and loans (-)0.6,
Sales of investments and collection of loans (+) 3.3、Others (+) 3.3

③ Cash Flows from Financing Activities (+) 22.1
Interest bearing debt (+) 32.4, Dividends (-) 8.5, Others (-) 1.8

3. Dividends

FY2004 (Actual)				FY2005 (Forecast)			
Interim	Final	Total	Payment amount	Interim	Final	Annual	Payment amount
----	¥10.00	¥10.00	¥ 8,478 million	----	¥12.00	¥12.00	¥ 10,174 million

4. Interest-bearing Debt

(Billions of Yen)

	March 31 2005	June 30 2005	Differences
Petroleum (Japan Energy Group)	438.7	430.9	(-) 7.8
Resources & Non-ferrous Metals (Nippon Mining & Metals)	112.8	114.7	(+) 1.9
Electronic Materials (Nikko Materials Group)	64.0	78.2	(+) 14.2
Metal Fabrication (Nikko Metal Manufacturing Group)	19.7	24.3	(+) 4.6
Other Operations (Independent Operating Companies & Functional Support Companies)	8.6	31.5	(+) 22.9
Total	643.8	679.6	(+) 35.8

5. Debt to Equity Ratio

(Billions of Yen)

	Mar. 31 2002 (A)	Mar. 31 2004	Mar. 31 2005	Jun. 30 2005 (B)	(B)-(A)	Sep. 30 2005 (Forecast)
Interest-bearing Debt	892.8	754.0	643.8	679.6	(-) 213.2	663.0
Shareholder's Equity	181.5	233.7	353.4	377.0	(+) 195.5	396.0
Debt to Equity Ratio	4.92	3.23	1.82	1.80	(-) 3.12	1.67

6. Capital Expenditure and Depreciation

(Billions of Yen)

	FY2004	FY2005 1Q
Capital expenditure	47.3	7.5
Depreciation	47.7	11.0
Differences	(-) 0.4	(-) 3.5

7. Number of Employees

	Mar 31 2003	Mar 31 2004	Mar 31 2005
Petroleum (Japan Energy Group)	4,447	4,254	4,180
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	2,604	1,471	1,447
Electronic Materials (Nikko Materials Group)	1,574	1,622	1,512
Metal Fabrication (Nikko Metal Manufacturing Group)		1,149	1,161
Other Operations (Independent Operating Companies & Functional Support Companies)	1,758	1,362	974
Total	10,383	9,858	9,274

※ Number of employees of Metal Fabrication as of Mar 31 2003 was included in Resources & Non-ferrous Metals.

※ Others include Nippon Mining Holdings.